August 22, 2016

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attn:	John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

Re:	Deseo Swimwear Inc. (the "Company")
Withdrawal request for Acceleration of Effective Date filed August 18, 2016
File No. 333-210419

We request the withdrawal of our filing for acceleration of effective dated, filed on August 18, 2016. We will file an amendment within the next two weeks.

Thank you for your assistance.

Very truly yours,

Deseo Swimwear Inc.

/s/ Suzanne Cope

Suzanne Cope

President/Chief Executive Officer